Acquisition of FMB Banking Corporation “Growing in the Gulf South” July 24, 2018 Filed by The First Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: The First Bancshares, Inc. Commission File No.: 000 - 22507

2 Safe Harbor ABOUT THE FIRST BANCSHARES, INC . The First Bancshares, Inc . (“FBMS” or the “Company”), headquartered in Hattiesburg, Mississippi, is the parent company of The First, A National Banking Association . Founded in 1996 , The First has operations in Mississippi, Louisiana, Alabama and Florida . The Company’s stock is traded on NASDAQ Global Market under the symbol FBMS . Contact : Chandra Kidd, Corporate Secretary . NON - GAAP FINANCIAL MEASURES FBMS reports its results in accordance with United States generally accepted accounting principles (“GAAP”) . However, management believes that certain non - GAAP performance measures used in managing the business may provide meaningful information about underlying trends in its business . Non - GAAP financial measures should be viewed in addition to, and not as an alternative for, FBMS’ reported results prepared in accordance with GAAP . ADDITIONAL INFORMATION ABOUT THE MERGER & WHERE TO FIND IT In connection with the proposed merger of FBMS and FMB Banking Corporation (“FMB”), FBMS will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S - 4 that will include a proxy statement of FMB and a prospectus of FBMS, as well as other relevant documents concerning the proposed transaction . This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S - 4 , THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S - 4 AND ANY OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FBMS, FMB AND THE PROPOSED MERGER . The proxy statement/prospectus will be sent to the shareholders of FMB seeking the required shareholder approvals . Investors and security holders will be able to obtain free copies of the registration statement on Form S - 4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by FBMS through the web site maintained by the SEC at www . sec . gov . Documents filed with the SEC by FBMS will also be available free of charge by directing a written request to The First Bancshares, Inc . , 6480 U . S . Highway 98 West, Hattiesburg, Mississippi 39402 Attn : Chandra Kidd, Corporate Secretary . FBMS’ telephone number is (601) 268 - 8998 . PARTICIPANTS IN THE TRANSACTION FBMS, FMB Banking Corporation (“FMB”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FMB in connection with the proposed transaction . Information about these participants may be found in the definitive proxy statement of FBMS filed with the SEC on April 11 , 2018 . Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available . The definitive proxy statement can be obtained free of charge from the sources described above . This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval .

3 Caution Regarding Forward Looking Statements This presentation contains “forward - looking statements” as defined in the Private Securities Litigation Reform Act of 1995 , and is intended to be protected by the safe harbor provided by the same . These statements are subject to numerous risks and uncertainties . These risks and uncertainties include, but are not limited to, the following : competitive pressures among financial institutions increasing significantly ; economic conditions, either nationally or locally, in areas in which FBMS conducts operations being less favorable than expected ; legislation or regulatory changes which adversely affect the ability of the consolidated company to conduct business combinations or new operations ; and risks related to the proposed acquisition of FMB Banking Corporation including the risk that the proposed transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions, and the risk that anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions or the inaccuracy of our transaction assumptions . For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward - looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in FBMS’ Annual Report on Form 10 - K for the year ended December 31 , 2017 , which is available online at www . sec . gov . No assurances can be given that any of the events anticipated by the forward - looking statements will occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FBMS or FMB . FBMS disclaims any obligation to update any factors or to announce publicly the result of revisions to any forward - looking statements included herein to reflect future events or developments, except to the extent required by law .

4 (1) Based upon 390,815 outstanding shares of FMB common stock (2) Subject to shareholder election, though consideration mix subject to limitation that total consideration will be fixed at 80% st ock / 20% cash (3) Based on FBMS 10 day average closing price of $36.30 for the period ranging 7/5/2018 to 7/18/2018 (4) FMB earnings tax - effected at a 23.5% tax rate to normalize S - Corp status Source: S&P Global Market Intelligence; Company - provided documents Transaction Terms Transaction First Bancshares, Inc. (“FBMS”) acquires 100% of FMB Banking Corporation’s (“FMB”) outstanding common stock in a negotiated transaction Fixed Consideration Mix 80% stock / 20% cash Per Share Consideration (1)(2) $204.70 in cash consideration per share of FMB common stock or stock consideration determined by the exchange ratio of 5.6391 Aggregate Consideration $80.0 million at announcement (3) Price Protection Fixed exchange ratio within 15% double trigger downside price protection; floating exchange ratio if price protection is triggered Announcement Metrics Price to tangible equity of 206% Price to LTM normalized earnings per share 20.9x (4) Premium to core deposits of 11.2% Approvals & Close Will seek customary approvals from the Federal Reserve and OCC, along with stockholder approval. Expected close 2H18

Overview of FMB Banking Corporation

General Corporate Information

- Holding company for Farmers & Merchants Bank
- Headquartered in Monticello, FL
- Sub S-Corp (since 2004)
- Founded in 1906 in Monticello, FL
- Branches in Tallahassee, Florida (Leon County), Monticello, Florida (Jefferson County) and Thomasville, Georgia (Thomas County)
- 104 full time employees
- Led by Wilson Carraway III (CEO), Ian Donkin (President) and Linda Palmer (CFO)

Highlights – Farmers & Merchants Bank

In $000s except for per share data	For the Twelve Months Ended 12/31/16	For the Twelve Months Ended 12/31/17	Quarters Ended 03/31/18
Balance Sheet			
Total Assets	$460,301	$471,482	$480,403
Total Loans	$310,300	$329,986	$331,436
Total Deposits	$393,034	$409,029	$421,642
Loans/Deposits	78.95%	80.68%	78.61%
Total Equity (Holding Company)	$38,598	$41,535	$38,545
Capital			
Risked Based Capital	13.84%	14.15%	13.77%
Tier 1 Capital	12.76%	13.13%	12.73%
Leverage Ratio	9.29%	9.58%	9.10%
Profitability Measures			
Net Interest Margin	3.75%	3.81%	3.82%
Non Interest Income/Avg. Assets	0.63%	0.69%	0.53%
Non Interest Expense/Avg. Assets	3.08%	3.17%	3.01%
Efficiency Ratio	74.66%	74.92%	73.87%
ROAA*	1.00%	1.07%	1.07%
ROAE*	10.58%	11.62%	12.03%
Net Income*	$4,506	$4,983	$1,276
Cost of Deposits	0.18%	0.31%	0.34%

*Profitability measures not tax-adjusted

TheFirst BANCSHARES, INC.

Note: FMB historical profitability measures are not tax-adjusted & reflect S-Corp status
Source: S&P Global Market Intelligence; Company-provided documents

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6 (1) Tangible book value payback period calculated using the crossover method Note: Financial impact analysis based on FBMS 10 day average closing price of 36.30 for the period ranging 7/5/2018 to 7/18/2 018 Note: Financial impact analysis calculated using 2 nd quarter 2018 financial data Source: S&P Global Market Intelligence; Company - provided documents Transaction Rationale Strategic Rationale Financially Attractive Well - Positioned Franchise ▪ Continued acquisitive growth for FBMS – completed 7 acquisitions since 2011 ▪ Opportunity to expand relationships with FMB customers • Stronger balance sheet and capital base to support increased borrowing needs • Broader array of products and services offered ▪ Bolsters recently acquired Tallahassee (Sunshine Financial) footprint and creates cost savings opportunities between new and existing operations ▪ Double digit accretion to earnings per share ▪ Modest tangible book value dilution (approximately 3.25 year payback period) (1) ▪ Internal rate of return exceeds internal thresholds ▪ Significant cost savings projected to be achievable in the acquisition via branch closures and operating synergies ▪ Pricing multiples in line with other recent transactions for banks similar in size and geography ▪ Advances strategy of building a regional community bank across the Gulf South region, deepening an existing market and opening a new one ▪ Provides immediate ability to achieve meaningful scale to be competitive in the Tallahassee market; two years ago The First had no presence, now the pro forma company will be ranked 6 th in deposit market share in Leon County ▪ Entry into southern Georgia market through Thomasville location ▪ Pro forma assets of $3 billion can lead to further benefits of scale, such as potentially stronger pricing ratios and improved efficiency

7 Continued Growth in the Gulf South Pro Forma Highlights ($Billion) Total Assets: $3.0 Total Loans: $2.0 Total Deposits: $2.5 Gulf South Footprint FMB Locations FBMS Locations FBMS 2019 EPS Accretion > 10% 2020 EPS Accretion > 10% TBV Payback Period (2) ~ 3.25 Years Internal Rate of Return > 20% Pro Forma 2019E ROAA > 1.2% TCE/TA ~ 8% Pro Forma Leverage > 8% Pro Forma Tier 1 RBC > 10.5% Pro Forma TRBC > 14% Key Transaction Impacts (1) (1) Estimated impacts provided solely for illustrative purposes (2) Tangible book value payback period calculated using the crossover method; inclusive of all one - time related transaction expenses Note: Financial impact analysis based on FBMS 10 day average closing price of $36.30 for the period ranging 7/5/2018 to 7/18/ 201 8 Note: Financial impact & pro forma analysis calculated using 2 nd quarter 2018 financial data Source: S&P Global Market Intelligence; Company - provided documents Consistent with expansion strategy first developed in 2009 ▪ Focused on branch expansion and acquisitions in MS, AL, LA and FL ▪ Compatible cultures and retention of key employees ▪ Strong credit quality

8 Strengthening an Attractive Footprint FMB Locations FBMS Locations Source: S&P Global Market Intelligence; Company - provided documents ▪ 2 FMB branches are located within 1 mile of an FBMS branch; 4 FMB branches are located within 2 miles of an FBMS branch; 1 FMB branch is within 3 miles of 4 FBMS branches

Bolstering Presence in Attractive Tallahassee Market

Tallahassee Highlights

- 183,300 total jobs, up 1.4% YoY
- Fastest growing industries include Information Technology (9.1%), Professional Services (5.0%), Construction (6.8%), Finance (6.6%) and Healthcare (2.6%)
- Home to two major universities and one of the state's largest community colleges
  - Florida State University and Florida A&M attract over 90,000 students and provide over 10,000 jobs
- Accolades include:
  - Top 10 College Town by Livability
  - Top Ten Metro City for Start Up Growth by FiveThirtyEight
  - Top 50 City for Entrepreneurs by Entrepreneur Magazine
  - #1 Most Educated City in FL

Pro Forma Deposit Market Share[1]

Leon County, FL

2017 Rank	Institution (ST)	2017 Number of Branches	2017 Total Deposits in Market ($000)	2017 Total Market Share (%)
1	SunTrust Banks Inc. (GA)	8	1,268,623	18.1
2	Wells Fargo & Co. (CA)	7	1,198,411	17.1
3	Capital City Bank Group Inc. (FL)	16	895,909	12.7
4	BB&T Corp. (NC)	3	860,755	12.2
5	Bank of America Corp. (NC)	7	829,653	11.8
	Pro Forma Entity	9	377,819	5.4
6	Home BancShares Inc. (AR)	6	317,450	4.5
7	Regions Financial Corp. (AL)	5	307,931	4.4
8	Synovus Financial Corp. (GA)	4	280,922	4.0
9	Hancock Holding Co. (MS)	3	278,970	4.0
10	Prime Meridian Holding Co. (FL)	2	269,178	3.8
11	FMB Banking Corp. (FL)	4	232,902	3.3
12	First Bancshares, Inc. (MS)	5	144,917	2.1
13	Ameris Bancorp (GA)	1	52,826	0.8
14	American Commerce Bcshs Inc. (GA)	1	52,525	0.7
15	PeoplesSouth Bancshares Inc. (GA)	2	36,087	0.5
	Total For Institutions In Market	76	7,027,059	100.0

TheFirst BANCSHARES, INC.

Source: S&P Global Market Intelligence; Tallahassee Chamber of Commerce

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10 Attractive Pro Forma Demographics Note: FBMS and FMB demographics data is weighted by deposits per state Source: S&P Global Market Intelligence 1.8% 6.5% 1.4% 6.7% 5.0% 2.4% 0.5% 3.5% 0.0% 2.0% 4.0% 6.0% 8.0% FBMS FMB AL FL GA LA MS USA 7.0% 10.3% 8.2% 10.4% 9.4% 8.5% 4.6% 8.9% 0.0% 3.0% 6.0% 9.0% 12.0% FBMS FMB AL FL GA LA MS USA $49,987 59,535 52,176 59,264 61,261 53,385 44,714 66,452 $0 $20,000 $40,000 $60,000 $80,000 FBMS FMB AL FL GA LA MS USA Projected 2018 – 2023 Median Household Income Growth (%) Projected 2018 – 2023 Population Growth (%) Projected 2023 Median Household Income (%) ▪ Enhancing footprint in attractive Tallahassee, Florida markets, while entering new south Georgia markets ▪ Acquisition creates a more favorable pro forma demographics profile for FBMS ▪ FMB’s markets include over 1,700 households with income > $100k, approximately 20% of the total households ▪ Low unemployment – Leon county unemployment rate of 3.1% ▪ Thomas County, GA projected 2018 - 2023 HHI growth of 9.80%

11 0.17% 0.17% 0.17% 0.18% 0.18% 0.18% 0.25% 0.29% 0.31% 0.34% 0.00% 0.15% 0.30% 0.45% 0.60% 0.75% 2015Q4 2016Q1 2016Q2 2016Q3 2016Q4 2017Q1 2017Q2 2017Q3 2017Q4 2018Q1 Cost of Deposits (%) Low Cost Deposits (1) Core deposits calculated as total deposits less CDs > $100k Note: Bank level regulatory data shown; data as of March 31, 2018 Source: S&P Global Market Intelligence Non Int. Bearing 32.2% NOW Accts 5.8% MMDA & Sav 40.9% Time Deposits < $100k 8.7% Time Deposits > $ 100 k 12.4 % FMB Deposit Mix Non Int. Bearing 22.9% NOW Accts 18.3% MMDA & Sav 39.8 % Time Deposits < $100k 13.4% Time Deposits > $100k 5.6% Pro Forma Deposit Mix FMB Historical Cost of Deposits ▪ Acquiring attractive, low - cost deposits in Tallahassee, Monticello and Thomasville ▪ FMB’s deposit mix is 32.2% non - interest bearing ▪ 87.6% core deposits (1) ▪ Pro forma cost of deposits of 0.40%

12 Transaction Assumptions Estimated Cost Savings Transaction Expenses Credit Mark Fixed Assets Mark Core Deposit (2) Intangible ▪ $6.5 million pre - tax savings ▪ 42.5% of estimated FMB noninterest expense in the first full combined year ▪ Assumes 100% realization of cost savings by the end of 2019 ▪ $10.0 million in pre - tax transaction expenses ▪ 12.5% of transaction value ▪ $7.4 million pretax mark on total loans ▪ 2.2% of FMB’s total loans (1) ▪ $37 thousand mark on OREO (20% of FMB’s total OREO) (1) ▪ $1.2 million positive mark on fixed assets ▪ Mark results from gain on FMB branch real estate ▪ $6.1 million CDI amortized straight - line over 10 years ▪ 1.50% of FMB’s core deposits (1) Based upon FMB’s March 31, 2018 total loans of $331.4 million (2) Core deposits defined as total deposits less CDs > $100,000; Based upon FMB’s March 31, 2018 core deposits of $403.3 million Source: FIG Partners ▪ 23.5% effective tax rate assumed ▪ Effective tax rate applied to FMB earnings to account for S - Corp status Effective Tax Rate

13 x Experienced in successfully executing and integrating M&A transactions ▪ FBMS management has successfully executed multiple M&A transactions in their recent history ▪ Increases the probability of a smooth integration process for employees and customers ▪ Both parties share a common core operating system, aiding ease of integration x Extensive credit review ▪ Reviewed loans in all product lines, with particular focus on commercial real estate ▪ Analyzed approximately 63% of classified loans and 100% of loans with balances over $1.0 million ▪ Estimated loan mark of approximately $7.4 million pre - tax x Comprehensive operational due diligence performed ▪ Detailed review of business plans, budgets, credit processes, among other aspects of the businesses ▪ In depth evaluation of personnel at both companies to build the most efficient team for the combined company x Pro forma capital ratios will be within regulatory well - capitalized guidelines Experienced Acquirer

14 Building Upon a Proven Track Record Note: Dates are as of transaction close, unless otherwise indicated Source: S&P Global Market Intelligence $721 Pro Forma Assets: $2,983 $- $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y 1Q2018 2018YTD PF 4/30/2013 Acquired First Baldwin Bancshares, Inc. 7/1/2014 Acquired BCB Holding Company, Inc. 12/14/2015 Acquired Mortgage Connection, LLC 1/1/2017 Acquired Gulf Coast Community Bank 1/1/2017 Acquired Iberville Bank 4/1/2018 Acquired Sunshine Financial, Inc. 3/22/2013 $20.0M Preferred Stock Offering 10/24/2016 $63.3M Preferred Stock Offering 10/26/2017 $58.4M Common Stock Offering 5/1/2018 $66.0M Subordinated Debt Offering 7/24/2018 Announced Acquisition of FMB Banking Corporation 3/1/2018 Acquired South West Banc Shares, Inc. Total Assets ($Million) Executing Upon Growth Strategy – Total Assets Growth & Event Timeline

15 Summary The First Bancshares, Inc.’s acquisition of FMB Banking Corporation represents continued execution on a multi - year strategic plan of building a regional community bank franchise in the Gulf South x Strategic expansion of a well - established footprint in the Tallahassee market x Opens a new regional market in Southern Georgia with attractive demographics and proven management for future growth x Pro forma company with $3.0 billion in assets x Stockholders should benefit from increased size via efficiencies of scale x Meaningful earnings accretion expected with manageable tangible book value dilution x Low risk profile x Opportunity for significant cost savings x Attractive pro forma loan and deposit portfolio

16 Appendix

Pro Forma Loans

FBMS[(1)]



Consr & Other 5.2%
C&D 13.0%
Multifam 3.5%
C&I 12.9%
1-4 Fam 23.8%
Other CRE 18.2%
OwnOcc CRE 19.7%
HELOC 3.8%

Loan Type	Composition ($000)	% of Total
Constr & Dev	220,796	13.0%
1-4 Family Residential	403,196	23.8%
Home Equity	64,446	3.8%
Owner - Occ CRE	333,442	19.7%
Other CRE	307,440	18.2%
Multifamily	58,530	3.5%
Commercial & Industrial	217,859	12.9%
Consr & Other	87,207	5.2%
Total Loans	$1,692,169	100.0%

MRQ Yield on Loans: **4.82%**

Farmers & Merchants Bank



Consr & Other 8.3%
C&D 5.0%
1-4 Fam 18.2%
C&I 19.0%
HELOC 6.4%
Multifam 0.8%
Other CRE 21.2%
OwnOcc CRE 21.1%

Loan Type	Composition ($000)	% of Total
Constr & Dev	16,617	5.0%
1-4 Family Residential	60,476	18.2%
Home Equity	21,302	6.4%
Owner - Occ CRE	69,785	21.1%
Other CRE	70,186	21.2%
Multifamily	2,567	0.8%
Commercial & Industrial	62,888	19.0%
Consr & Other	27,615	8.3%
Total Loans	$331,436	100.0%

MRQ Yield on Loans: **4.82%**

Pro Forma



Consr & Other 5.7%
C&D 11.7%
C&I 13.9%
Multifam 3.0%
1-4 Fam 22.9%
Other CRE 18.7%
OwnOcc CRE 19.9%
HELOC 4.2%

Loan Type	Composition ($000)	% of Total
Constr & Dev	237,413	11.7%
1-4 Family Residential	463,672	22.9%
Home Equity	85,748	4.2%
Owner - Occ CRE	403,227	19.9%
Other CRE	377,626	18.7%
Multifamily	61,097	3.0%
Commercial & Industrial	280,747	13.9%
Consr & Other	114,822	5.7%
Total Loans	$2,024,352	100.0%

MRQ Yield on Loans: **4.82%**

The First BANCSHARES, INC.

(1) Includes completed acquisitions of Southwest Banc Shares, Inc. and Sunshine Financial, Inc.
Does not include purchase accounting adjustments; Regulatory data shown
Source: S&P Global Market Intelligence; Data as of March 31, 2018

17

Pro Forma Deposits

FBMS[1]


Time Deposits > $100k 4.2%
Time Deposits < $100k 14.3%
Non Int. Bearing 21.1%
NOW Accts 20.8%
MMDA & Sav 39.6%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	452,663	21.1%
NOW & Other Trans	445,503	20.8%
MMDA & Sav	850,230	39.6%
Time Deposits < $100k	307,171	14.3%
Time Deposits > $100k	90,544	4.2%
Total Deposits	$2,146,111	100.0%

MRQ Cost of Deposits:	**0.41%**
Loans / Deposits:	**78.85%**

Farmers & Merchants Bank


Time Deposits < $100k 8.7%
Time Deposits > $100k 12.4%
Non Int. Bearing 32.2%
NOW Accts 5.8%
MMDA & Sav 40.9%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	135,948	32.2%
NOW & Other Trans	24,339	5.8%
MMDA & Sav	172,650	40.9%
Time Deposits < $100k	36,550	8.7%
Time Deposits > $100k	52,155	12.4%
Total Deposits	$421,642	100.0%

MRQ Cost of Deposits:	**0.34%**
Loans / Deposits:	**78.61%**

Pro Forma


Time Deposits > $100k 5.6%
Time Deposits < $100k 13.4%
Non Int. Bearing 22.9%
NOW Accts 18.3%
MMDA & Sav 39.8%

Deposit Type	Composition ($000)	% of Total
Non Interest Bearing	588,611	22.9%
NOW & Other Trans	469,842	18.3%
MMDA & Sav	1,022,880	39.8%
Time Deposits < $100k	343,721	13.4%
Time Deposits > $100k	142,699	5.6%
Total Deposits	$2,567,753	100.0%

MRQ Cost of Deposits:	**0.40%**
Loans / Deposits:	**78.84%**

The First BANCSHARES, INC.

(1) Includes completed acquisitions of Southwest Banc Shares, Inc. and Sunshine Financial, Inc.
Does not include purchase accounting adjustments; Regulatory data shown
Source: S&P Global Market Intelligence; Data as of March 31, 2018

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